August 1, 2005

Via EDGAR and Facsimile

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0409

Attn: Jay Mumford

Re:	Advanced Analogic Technologies Incorporated
Registration Statement on Form S-1 (File No. 333-123798)

Dear Mr. Mumford:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby join in the request of Advanced Analogic Technologies Incorporated that the effectiveness of the above-captioned registration statement be accelerated so that it becomes effective at 3:00 P.M. E.D.T. on Wednesday, August 3, 2005, or as soon thereafter as practicable.

In connection with Rule 460 under the Securities Act, please be advised that, during the period from July 18, 2005 to the date of this letter, we have effected approximately the following distribution of copies of the Preliminary Prospectus dated July 18, 2005:

Number of prospectuses distributed to underwriters:	approximately 13,395
Number of prospectuses distributed to institutional investors:	approximately 1,491
Number of prospectuses distributed to others:	approximately 3

The undersigned has and will, and each participating underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

(Signature page follows)

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

MERRILL LYNCH, PIERCE, FENNER & SMITH

                                INCORPORATED

PIPER JAFFRAY & CO.

SG COWEN & CO., LLC

THOMAS WEISEL PARTNERS LLC

By: Morgan Stanley & Co. Incorporated

By:	/s/ MATHEW HEIN
	Name:	Mathew Hein
	Title:	Executive Director

cc:	Nasdaq Stock Market

(Signature page to request for acceleration of effectiveness)